UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Giga-tronics Incorporated
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

375175106
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 375175106	13G

1	NAME OF REPORTING PERSONS
Cornelis F. Wit TTEE Cornelis F. Wit Revocable Living Trust

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

	5	SOLE VOTING POWER
		267,561 shares of Common Stock (1) (2)

NUMBER OF	6	SHARED VOTING POWER
SHARES		0 shares of Common Stock
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING		267,561 shares of Common Stock (1) (2)
PERSON WITH
	8	SHARED DISPOSITIVE POWER
		0 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
267,561 shares of Common Stock (1) (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8% on the Date of Event which requires filing of this statement (1) (2)

12	TYPE OF REPORTING PERSON
OO

(1)         On August 27, 2020, the Reporting Person acquired 56,227 shares of Common Stock, 8,231 shares of Series B Convertible Voting Perpetual Preferred Stock of the Issuer, 3,071 shares of Series C Convertible Voting Perpetual Preferred Stock of the Issuer and 4,583 shares of Series D Convertible Voting Perpetual Preferred Stock of the Issuer. Each share of the Series B, C and D Convertible Voting Perpetual Preferred Stock provides the Reporting Person voting rights at any meeting of the stockholders of the Issuer and such shares of Series B, C and D Convertible Voting Perpetual Preferred Stock will vote together with the common stockholders of the Issuer in the amount of 6.6666 votes per each share of Series B, C and D Convertible Voting Perpetual Preferred Stock equaling an aggregate of 105,895 votes. If calculated with 5, 7, 9 and 11 above, sole voting power would equal 373,456 votes, sole dispositive power would equal 373,456 votes, aggregate amount beneficially owned by each reporting person would equal 373,456 votes and the percent of class represented by the amount in Row 11 would be 13.2%.

(2)         Based upon 2,725,010 issued and outstanding shares of the Issuer’s Common Stock and 23,482 issued and outstanding and outstanding shares of the Issuer’s Convertible Voting Perpetual Preferred Stock, at February 7, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC.

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13G filed with the SEC on March 20, 2020 (the “Original Schedule 13G”), as amended by Amendment No. 1 filed with the SEC on September 1, 2020 (“Amendment No. 1”) and Amendment No.2 filed with the SEC on September 2, 2020 (“Amendment No.2”) and together with Amendment No. 1, Amendment No. 2, this Amendment No. 3 and the Original Schedule 13G, (the “Schedule 13G”). This Amendment No. 3 amends the Schedule 13G to include the Reporting Person’s updated holdings. Except as set forth herein, the Schedule 13G is unmodified.

Item 1. Security and Issuer.

(a)	Name of Issuer: Giga-tronics Incorporated

(b)	Address of Issuer: 5990 Gleason Drive, Dublin CA 94568

Item 2. Identity and Background.

Item 2(a).	Name of Person Filing: Cornelis F. Wit

Item 2(b)	Address of Principal Business Office or, if none, Residence: 2700 N. Military Trail Suite 210, Boca Raton, FL 33431

Item 2(c).	Citizenship or Place of Organization: Netherlands

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 375175106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

a)	Amount beneficially owned: 267,561 shares of Common Stock (1) (2)

b)	Percent of class: 9.8% on the Date of Event which requires filing of this statement (1) (2)

c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 267,561 shares of Common Stock (1) (2)

(ii) Shared power to vote or to direct the vote: 0 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 267,561 shares of Common Stock (1) (2)

(iv) Shared power to dispose or to direct the disposition of: 0 shares of Common Stock

(1)         On August 27, 2020, the Reporting Person acquired 56,227 shares of Common Stock, 8,231 shares of Series B Convertible Voting Perpetual Preferred Stock of the Issuer, 3,071 shares of Series C Convertible Voting Perpetual Preferred Stock of the Issuer and 4,583 shares of Series D Convertible Voting Perpetual Preferred Stock of the Issuer. Each share of the Series B, C and D Convertible Voting Perpetual Preferred Stock provides the Reporting Person voting rights at any meeting of the stockholders of the Issuer and such shares of Series B, C and D Convertible Voting Perpetual Preferred Stock will vote together with the common stockholders of the Issuer in the amount of 6.6666 votes per each share of Series B, C and D Convertible Voting Perpetual Preferred Stock equaling an aggregate of 105,895 votes. If calculated with 5, 7, 9 and 11 above, sole voting power would equal 373,456 votes, sole dispositive power would equal 373,456 votes, aggregate amount beneficially owned by each reporting person would equal 373,456 votes and the percent of class represented by the amount in Row 11 would be 13.2%.

(2)         Based upon 2,725,010 issued and outstanding shares of the Issuer’s Common Stock and 23,482 issued and outstanding and outstanding shares of the Issuer’s Convertible Voting Perpetual Preferred Stock, at February 7, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC.

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13G filed with the SEC on March 20, 2020 (the “Original Schedule 13G”), as amended by Amendment No. 1 filed with the SEC on September 1, 2020 (“Amendment No. 1”) and Amendment No.2 filed with the SEC on September 2, 2020 (“Amendment No.2”) and together with Amendment No. 1, Amendment No. 2, this Amendment No. 3 and the Original Schedule 13G, (the “Schedule 13G”). This Amendment No. 3 amends the Schedule 13G to include the Reporting Person’s updated holdings. Except as set forth herein, the Schedule 13G is unmodified.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: February 15, 2022	By:	/s/ Cornelis F. Wit
Cornelis F. Wit, Trustee